Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

DONALD R. REYNOLDS

dreynolds@wyrick.com

May 26, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Matthew Crispino

Re:	Blackbaud, Inc.

Form 10-K

Filed March 1, 2011

File No. 000-50600

Ladies and Gentlemen:

We write this letter on behalf of our client Blackbaud, Inc. (the “Company”) in connection with the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated May 20, 2011. In an exchange of telephone messages on May 26, 2011, between the undersigned and Matthew Crispino of the Staff, the undersigned conveyed the Company’s request to extend the deadline to respond to the Staff’s comments to June 20, 2011, noting that the Company has already addressed comment 4 via supplemental proxy solicitation materials. This letter will serve to memorialize that extension request.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Marc E. Chardon

Timothy V. Williams

Jon Olson

Alpana Wegner